SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Dated: November 18, 2016

Commission File No. 001-33811

NAVIOS MARITIME PARTNERS L.P.

7 Avenue de Grande Bretagne, Office 11B2

Monte Carlo, MC 98000 Monaco

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No  ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate the file number assigned to the registrant in connection with Rule 12g3-2(b):

N/A

On November 18, 2016, Navios Maritime Partners L.P. (“Navios”) entered into a Continuous Offering Program Sales Agreement (the “Sales Agreement”) with S. Goldman Capital LLC, as sales agent (the “Agent”), pursuant to which Navios may issue and sell from time to time through the Agent common units representing limited partner interests having an aggregate offering price of up to $25.0 million. Sales of the units are to be made pursuant to the Company’s shelf registration statement, filed on Form F-3 (File No. 333-192176, the “Registration Statement”) with the U.S. Securities and Exchange Commission and declared effective on January 15, 2014. The Sales Agreement contains, among other things, customary representations, warranties and covenants by Navios and indemnification obligations of Navios and the Agent as well as certain termination rights for both Navios and the Agent.

The foregoing description of the Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Agreement, a copy of which is filed herewith as Exhibit 1.1 and is incorporated by reference herein.

Item 9.01	Financial Statements and Exhibits

(d)	Exhibits

1.1	Sales Agreement, dated November 18, 2016.

5.1	Opinion of Reeder & Simpson P.C., dated November 18, 2016.

23.1	Consent of Reeder & Simpson P.C. (included in Exhibit 5.1 above).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

NAVIOS MARITIME PARTNERS L.P.

By:	/S/ ANGELIKI FRANGOU
Angeliki Frangou
Chief Executive Officer
Date: November 23, 2016

EXHIBIT INDEX

Exhibit No.	Exhibit

1.1	Sales Agreement, dated November 18, 2016.

5.1	Opinion of Reeder & Simpson P.C., dated November 18, 2016.

23.1	Consent of Reeder & Simpson P.C. (included in Exhibit 5.1 above).